Exhibit 99.7

88(2)

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010.

Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	08	05	2006

Class of shares	Ordinary		Ordinary
(ordinary or preference etc)
Number allotted		247,606		3,822
Nominal value of each share		25p		25p
Amount (if any) paid or due on each share (including any share premium)		£3.36		£3.75

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ	DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB	DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr John Edward Allen	Ordinary	£3.36	401	£1,347.36

Address
6 Quarrington Close
Thatcham
Berkshire
UK postcode RG19 4YE

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Paul Ashby	Ordinary	£3.36	200	£672.00

Address
34 Shooting Fields
Steyning
West Sussex
UK postcode BN44 3RQ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Sandra Atkins	Ordinary	£3.36	1,004	£3,373.44

Address
3 Breacks Close
Wigginton
York
UK postcode YO32 2TW

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Raymond Austin	Ordinary	£3.36	401	£1,347.36

Address
12 Glebelands Road
Prestwich
Manchester
UK postcode M25 1NE

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr John Harry Baker	Ordinary	£3.36	401	£1,347.36

Address
20 Barass Avenue
Worcester
Worcestershire
UK postcode WR4 0QD

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Keith James Baker	Ordinary	£3.36	301	£1,011.36

Address
10 Wentworth Avenue
Slough
Berkshire
UK postcode SL2 2DR

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr David Thomas Ball	Ordinary	£3.36	1,004	£3,373.44

Address
6 Church Wynd
Burneston
Near Bedale
UK postcode DL8 2JB

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Adrian Barden	Ordinary	£3.36	2,008	£6,746.88

Address
Pearl House
35 Pearce Avenue
Poole
UK postcode BH14 8EG

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Nigel Edwin Barrett	Ordinary	£3.36	401	£1,347.36

Address
166 Hoe Lane
Enfield
Middlesex
UK postcode EN1 4EU

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Anne Margaret Bashford	Ordinary	£3.36	602	£2,022.72

Address
35 Alton Road
Waddon
Croyden
UK postcode CRO 4LZ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Anthony Bateson	Ordinary	£3.36	1,004	£3,373.44

Address
Gateby Lodge
Gateby
Northallerton
UK postcode DL7 9NG

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Nigel James Benning	Ordinary	£3.36	1,004	£3,373.44

Address
Hilltop
Thornborough
Bedale
UK postcode DL8 2RH

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Diane Felicity Berry	Ordinary	£3.36	803	£2,698.08

Address
117 Pole Lane Court
Pole Lane
Unsworth
UK postcode BL9 8QD

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Antony William Bevan	Ordinary	£3.36	401	£1,347.36

Address
287 Tolladine Road
Worcester
Worcestershire
UK postcode WR4 9BB

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Scott Jon Bruce Biddle	Ordinary	£3.36	401	£1,347.36

Address
7 Dunamoy Drive
Stiles
Antrim
UK postcode BT41 1LD

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Christopher Derrick Birks	Ordinary	£3.36	502	£1,686.72

Address
31 Cheltenham Grove
Birches Head
Stoke On Trent
UK postcode ST1 6SD

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Roger Bishop	Ordinary	£3.36	602	£2,022.72

Address
32 Linksview Crescent
Worcester
Worcestershire
UK postcode WR5 1JJ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Stephen Trevor James Blake	Ordinary	£3.36	602	£2,022.72

Address
12 Glebe Road
Perry
Huntingdon
UK postcode PE28 0DG

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Nigel Timothy Bloodworth	Ordinary	£3.36	1004	£3,373.44

Address
175 Thornes Road
Wakefield
West Yorkshire
UK postcode WF2 8QR

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Simon Peter Bolt	Ordinary	£3.36	200	£672.00

Address
18 Alexandra Terrace
Tiverton
Devon
UK postcode EX16 5JS

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Christopher Brian Booker	Ordinary	£3.36	1,004	£3,373.44

Address
1 The Green
Swalcliffe
Banbury
UK postcode OX15 5EJ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Peter James Boyle	Ordinary	£3.36	1,004	£3,373.44

Address
Grange Garth
Chapel Lane
Ripon
UK postcode HG4 5AS

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr John Owen Bracken	Ordinary	£3.36	602	£2,022.72

Address
8 Azalea Close
Fulwood
Preston
UK postcode PR2 9PG

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Tony Charles Bradburn	Ordinary	£3.36	803	£2,698.08

Address
26 Renton Road
Oxley
Wolverhampton
UK postcode WV10 6UR

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Jeffrey Britton	Ordinary	£3.36	200	£672.00

Address
10 Jenkins Road
Mount Pleasant
Neath
UK postcode SA11 1UP

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Graham Broadbent	Ordinary	£3.36	401	£1,347.36

Address
16 Ashwood Grove
Horbury
Wakefield
UK postcode WF4 5HY

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Colin Brown	Ordinary	£3.36	401	£1,347.36

Address
8 Eden Road
Romanby
Northallerton
UK postcode DL7 8HN

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr John Alfred Brown	Ordinary	£3.36	602	£2,022.72

Address
134 Lowry Hill Road
Lowry Hill
Carlisle
UK postcode CA3 0EA

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Stuart William Buckland	Ordinary	£3.36	401	£1,347.36

Address
40 Gascoigne Road
New Addington
Croyden
UK postcode CR0 0NB

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Gordon John Bullock	Ordinary	£3.36	1,004	£3,373.44

Address
7 Walton Close
Bitton
Bristol
UK postcode BS30 6JW

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr John Nigel Burnett	Ordinary	£3.36	200	£672.00

Address
7 Westfield Road
Normanby
Cleveland
UK postcode TS6 0HU

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Keith Burrill	Ordinary	£3.36	1,205	£4,048.80

Address
12 Newlands Drive
Ripon
North Yorkshire
UK postcode HG4 2JY

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Roy Burton	Ordinary	£3.36	502	£1,686.72

Address
55 Weston Park Avenue
Stretton
Burton Upon Trent
UK postcode DE14 2AF

Name	Class of shares allotted	Option Price	Number allotted	Funds
Miss Margaret Butlin	Ordinary	£3.36	401	£1,347.36

Address
14 Elm Road
Ripon
North Yorkshire
UK postcode HG4 2PE

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Andrew Dean Buzza	Ordinary	£3.36	2,008	£6,746.88

Address
The Red House
Back Hills
Diss
UK postcode IP22 1DW

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Daniel Byrne	Ordinary	£3.36	1,004	£3,373.44

Address
5 Lagavulin Place
Almond Grove
Perth
UK postcode PH1 3GR

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr David Charles Cable	Ordinary	£3.36	401	£1,347.36

Address
474 Cheddon Road
Taunton
Somerset
UK postcode TA2 7QU

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Stuart Matthew Forgan Cairns	Ordinary	£3.36	803	£2,698.08

Address
12 Balmanno Park
Bridge Of Earn
Tayside
UK postcode PH2 9RJ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr William Richard Caldwell	Ordinary	£3.36	1,205	£4,048.80

Address
110 Old England Way
Peasdown St John
Bath
UK postcode BA2 8SW

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Paul Andrew Cardy	Ordinary	£3.36	1,004	£3,373.44

Address
2 Boundary Road
Grimsby
Humberside
UK postcode DN33 3BD

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Michael John Carey	Ordinary	£3.36	502	£1,686.72

Address
1 Wellington Road
Denton
Newhaven
UK postcode BN9 0RD

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Ronald Peter Cassells	Ordinary	£3.36	401	£1,347.36

Address
40 Bishopton Lane
Ripon
North Yorkshire
UK postcode HG4 2QN

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Andrew Brian Chapman	Ordinary	£3.36	401	£1,347.36

Address
22 Whitcliffe Drive
Ripon
North Yorkshire
UK postcode HG4 2JX

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr David Charles Chinn	Ordinary	£3.36	200	£672.00

Address
20 Rumfields Road
Broadstairs
Kent
UK postcode CT10 2PH

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Wendy Ellen Claypole	Ordinary	£3.36	401	£1,347.36

Address
13 Pine Walk
Ripon
North Yorkshire
UK postcode HG4 2LW

Name	Class of shares allotted	Option Price	Number allotted	Funds
Miss Pamela Margaret Christina Cleaves	Ordinary	£3.36	200	£672.00

Address
19 Hazel Grove
Trethomas
Caerphilly
UK postcode CF83 8GU

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Trevor Coburn	Ordinary	£3.36	200	£672.00

Address
32 Mill Lane
Teignmouth
Devon
UK postcode TQ14 9BA

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr James Thomas Cocks	Ordinary	£3.36	401	£1,347.36

Address
14 Chiltern Avenue
Duston
Northamptonshire
UK postcode NN5 6AP

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Sean James Christopher Collins	Ordinary	£3.36	502	£1,686.72

Address
21 Home Farm Court
Castle Gresley
Swadlincote
UK postcode DE11 9JA

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Stuart John Collins	Ordinary	£3.36	904	£3,037.44

Address
4 Cedar Close
Ashford
Kent
UK postcode TN23 3DU

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr John Condie	Ordinary	£3.36	401	£1,347.36

Address
55 Woodhead Street
High Valleyfield
Dunfermline
UK postcode KY12 8SH

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Mark Andrew Conroy	Ordinary	£3.36	502	£1,686.72

Address
362 Watling Street Road
Brooksfield
Preston
UK postcode PR2 6UA

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Martin Ernest Cook	Ordinary	£3.36	401	£1,347.36

Address
17 Roundcroft
Cheshunt
Hertfordshire
UK postcode EN7 6DQ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs June Copnell	Ordinary	£3.36	1,004	£3,373.44

Address
1 Redshaw Grove
Ripon
North Yorkshire
UK postcode HG4 1PQ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Michael Stephen Costello	Ordinary	£3.36	4,017	£13,497.12

Address
8 Garston Close
Southcote
Reading
UK postcode RG30 3JR

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Christopher John Cottington	Ordinary	£3.36	401	£1,347.36

Address
Cotfield House
12 Main Street
Stretton Under Fosse
UK postcode CV23 0PF

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Craig Matthew Cox	Ordinary	£3.36	200	£672.00

Address
18 Jane Close
Aylesbury
Buckinghamshire
UK postcode HP21 9YG

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Kathleen Margaret Cox	Ordinary	£3.36	401	£1,347.36

Address
The Laurels
Little Holme Road
Kings Lynn
UK postcode PE34 4EW

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Philip Michael Crocker	Ordinary	£3.36	1,406	£4,724.16

Address
20 Chichester Walk
Merley
Wimbourne
UK postcode BH21 1SN

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Peter Banks Crossan	Ordinary	£3.36	401	£1,347.36

Address
10 Greystone Gardens
Glasgow
Lanarkshire
UK postcode G73 3SG

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Ian James Crossland	Ordinary	£3.36	401	£1,347.36

Address
142 Moorside
Hartshead Moortop
Cleckheaton
UK postcode BD19 6LN

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr David Cullingworth	Ordinary	£3.36	401	£1,347.36

Address
29 Beckett Close
Nawton
York
UK postcode YO62 7SB

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Robert Alan Cumpsty	Ordinary	£3.36	502	£1,686.72

Address
33 Redwood Avenue
Leyland
Lancashire
UK postcode PR25 1RN

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr James David Cunningham	Ordinary	£3.36	803	£2,698.08

Address
14 Fenwick Close
Luton
Bedfordshire
UK postcode LU3 2NA

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Martin Roy Cunningham	Ordinary	£3.36	1,004	£3,373.44

Address
27 Bondgate Green Close
Ripon
North Yorkshire
UK postcode HG4 1QX

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Robert Leslie Dann	Ordinary	£3.36	602	£2,022.72

Address
23 Dunster
Tamworth
Staffordshire
UK postcode B77 1JT

Name	Class of shares allotted	Option Price	Number allotted	Funds
Miss Sheila Mary Dann	Ordinary	£3.36	200	£672.00

Address
2 Brickyard Cottages
Tilley Lane
Herstmonceux
UK postcode BN27 4UX

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr David Anthony Davies	Ordinary	£3.36	602	£2,022.72

Address
15 Ffordd Draenen Ddu
West Cross
Swansea
UK postcode SA3 5RP

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr John William Davies	Ordinary	£3.36	401	£1,347.36

Address
19 Southfield Road
Ripon
North Yorkshire
UK postcode HG4 2NX

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Russell Edward Davies	Ordinary	£3.36	1,004	£3,373.44

Address
28 Hillside Close
Ronkswood
Worcester
UK postcode WR5 1HS

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Gary James Dawes	Ordinary	£3.36	401	£1,347.36

Address
22 Queens Crescent
Bedford
Bedfordshire
UK postcode MK41 9BN

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Justin Michael Dean	Ordinary	£3.36	200	£672.00

Address
14 Llandinam Crescent
Gabalfa
Cardiff
UK postcode CF14 2RB

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Clive Anthony Dicker	Ordinary	£3.36	502	£1,686.72

Address
11 Grove Road
West Huntspill
Highbridge
UK postcode TA9 3RS

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Andrew Robert Dixon	Ordinary	£3.36	803	£2,698.08

Address
33 Crompton Road
Nechells
Birmingham
UK postcode B7 5SH

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Robert John Dockwray	Ordinary	£3.36	803	£2,698.08

Address
The Deez
19D Cooling Road
Rochester
UK postcode ME3 7PJ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Michael John Duggan	Ordinary	£3.36	1,004	£3,373.44

Address
21 St Peters Crescent
Droitwich
Worcestershire
UK postcode WR9 8QD

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Lesley Joanne Durning	Ordinary	£3.36	2,008	£6,746.88

Address
15 Holm Close
Upper Weedon
Northampton
UK postcode NN7 4TJ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr William M Dyer	Ordinary	£3.36	401	£1,347.36

Address
Beggars Roost
Pooks Green
Marchwood
UK postcode SO40 4WP

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Nigel East	Ordinary	£3.36	401	£1,347.36

Address
46 Glenfield Road
Grimsby
Lincolnshire
UK postcode DN37 9EF

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr John Easterbrook	Ordinary	£3.36	1,004	£3,373.44

Address
4 Paignton Road
Stoke Gabriel
Totnes
UK postcode TQ9 6SW

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Clive Richmond Eastwood	Ordinary	£3.36	401	£1,347.36

Address
13 Ruscombe Close
Southborough
Tunbridge Wells
UK postcode TN4 0SG

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr David John Elliott	Ordinary	£3.36	1,004	£3,373.44

Address
29 Breck Close
Great Oakley
Northamptonshire
UK postcode NN18 8JR

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Robert Keith Elliott	Ordinary	£3.36	301	£1,011.36

Address
26 Lavender Drive
Rudheath
Northwich
UK postcode CW3 7EQ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Norma Denyse Ellis	Ordinary	£3.36	803	£2,698.08

Address
17 Chatsworth Drive
Wrexham
Clwyd
UK postcode LL11 4XD

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Daren Roy Else	Ordinary	£3.36	200	£672.00

Address
35 New Woodfield Green
Dunstable
Bedfordshire
UK postcode LU5 4UL

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Melanie Anne Elvy	Ordinary	£3.36	200	£672.00

Address
151 Shortlands Road
Sittingbourne
Kent
UK postcode ME10 3JU

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Martin Donald Embley	Ordinary	£3.36	401	£1,347.36

Address
Honey Pot Cottage
Pendock Road
Pendock
UK postcode GL19 3PL

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Simon Etherington	Ordinary	£3.36	200	£672.00

Address
3 Wharfdale
Church Hill
Skelton
UK postcode TS12 2WB

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Michael Evans	Ordinary	£3.36	803	£2,698.08

Address
37 Keppel Street
Swallowfields
Coventry
UK postcode CV1 5HP

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Paul Anthony Evans	Ordinary	£3.36	1,004	£3,373.44

Address
15 Church Road
Tarring
Worthing
UK postcode BN13 1ET

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Alan Kenneth Farmer	Ordinary	£3.36	401	£1,347.36

Address
1 Dunster Gardens
Willsbridge
Bristol
UK postcode BS30 6UR

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Susan Ruth Farnell	Ordinary	£3.36	401	£1,347.36

Address
4 Skellbank Close
Ripon
North Yorkshire
UK postcode HG4 2PX

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Joan Elaine Fenton	Ordinary	£3.36	1,004	£3,373.44

Address
Greystones
7 Little Studley Road
Ripon
UK postcode HG4 1HD

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Michael Finn	Ordinary	£3.36	602	£2,022.72

Address
54 Magenta Crescent
St Johns Westerhope
Newcastle Upon Tyne
UK postcode NE5 1YH

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Philip James Fitchew	Ordinary	£3.36	602	£2,022.72

Address
144 High Street
Solihull Lodge
Shirley
Solihull
UK postcode B90 1JS

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Paul James Flanagan	Ordinary	£3.36	602	£2,022.72

Address
1 South Avenue
Prestatyn
Clwyd
UK postcode LL19 8TG

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr James Cairns Flavell	Ordinary	£3.36	502	£1,686.72

Address
6 Hillswick Crescent
Milton
Glasgow
UK postcode G22 7PS

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Christopher Philip Flemons	Ordinary	£3.36	1,004	£3,373.44

Address
96 Fensome Drive
Houghton Regis
Dunstable
UK postcode LU5 5SH

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Carol Ann Flinton	Ordinary	£3.36	200	£672.00

Address
29 Hinderhill Road
Scarborough
North Yorkshire
UK postcode YO12 4BH

Name	Class of shares allotted	Option Price	Number allotted	Funds
Miss Michelle Louise Forrest	Ordinary	£3.36	241	£809.76

Address
5 Church Row
Copt Hewick
Ripon
UK postcode HG4 5DA

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Janice Forster	Ordinary	£3.36	200	£672.00

Address
10 Langdale Gardens
Walkerdene
Newcastle Upon Tyne
UK postcode NE6 4EB

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Gary Fothergill	Ordinary	£3.36	200	£672.00

Address
26 Southfield Avenue
Ripon
North Yorkshire
UK postcode HG4 2NR

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Graeme James Fotheringham	Ordinary	£3.36	401	£1,347.36

Address
Campanula Cottage
Danworth Lane
Hurstpierpoint
UK postcode BN6 9LN

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Robert Foulkes	Ordinary	£3.36	602	£2,022.72

Address
35 Monmouth Crescent
Ashton In Makerfield
Wigan
UK postcode WN4 9JD

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Raymond Fountain	Ordinary	£3.36	401	£1,347.36

Address
43 Queen Street
High Wycombe
Buckinghamshire
UK postcode HP13 6EZ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Graham John Franklin	Ordinary	£3.36	1,004	£3,373.44

Address
Moons Reach
107 Wollaton Road
Ferndown
UK postcode BH22 8QS

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr David Fraser	Ordinary	£3.36	602	£2,022.72

Address
19 Scorguie Terrace
Inverness
Inverness-Shire
UK postcode IV3 8SE

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr John Fraser	Ordinary	£3.36	301	£1,011.36

Address
11 St Johns Walk
Adwick Upon Deane
South Yorkshire
UK postcode S64 ONS

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Steven P Ganter	Ordinary	£3.36	401	£1,347.36

Address
146 Mclean Road
West Howe
Bournemouth
UK postcode BH11 8ER

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Dean Peter Gauron	Ordinary	£3.36	200	£672.00

Address
29 Hazel Court
Acorn Walk
London
UK postcode SE16 1EW

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Mark Gausden	Ordinary	£3.36	803	£2,698.08

Address
184 Percival Road
Hampden Park
Eastbourne
UK postcode BN22 9JU

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Richard Andrew Gaynor	Ordinary	£3.36	301	£1,011.36

Address
15 Beeversleigh
Clifton Lane
Rotherham
UK postcode S65 2AD

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Scott Gearie	Ordinary	£3.36	401	£1,347.36

Address
32 Portmore Place
Pitalpin
Dundee
UK postcode DD2 4UW

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Ian John German	Ordinary	£3.36	502	£1,686.72

Address
55 Acacia Gardens
Bathpool
Taunton
UK postcode TA2 8TA

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Christopher Allan Gibbins	Ordinary	£3.36	200	£672.00

Address
40 Bramhall Street
Cleethorpes
Lincolnshire
UK postcode DN35 7QY

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Sandy Gibson	Ordinary	£3.36	401	£1,347.36

Address
13 Roderick Avenue
Peacehaven
Newhaven
UK postcode BN10 8JT

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Andrew Gillies	Ordinary	£3.36	401	£1,347.36

Address
2 Deerness Grove
Esh Winning
Durham
UK postcode DH7 9LY

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Mark Glen	Ordinary	£3.36	401	£1,347.36

Address
18 Cathel Square
Kingskettle
Cupar
UK postcode KY15 7PP

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Peter Graham	Ordinary	£3.36	1,607	£5,399.52

Address
Site 54 Birchdale Manor
Belfast Road
Lurgan
UK postcode BT66 7SY

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Gary Robert Grayling	Ordinary	£3.36	602	£2,022.72

Address
Newlands
71A Centre Drive
Epping
UK postcode CM16 4JF

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Frederick Malcolm Greenhow	Ordinary	£3.36	401	£1,347.36

Address
26 Crindledykes
Fatfield
Washington
UK postcode NE38 8SA

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Raymond Griffiths	Ordinary	£3.36	200	£672.00

Address
16 Bedford Street
Morriston
Swansea
UK postcode SA6 8DF

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr John Robert Grimwood	Ordinary	£3.36	803	£2,698.08

Address
10 Taliesin Place
Glanymor Park
Swansea
UK postcode SA4 6GJ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Paul Andrew Guest	Ordinary	£3.36	301	£1,011.36

Address
6 The Foldyard
Main Street
Thirsk
UK postcode YO7 3PH

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Peter John Hackett	Ordinary	£3.36	803	£2,698.08

Address
130 Endlebury Road
Chingford
Greater London
UK postcode E4 6QQ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Keith Philip Hadaway	Ordinary	£3.36	401	£1,347.36

Address
37 Redshank Avenue
Darnhall
Winsford
UK postcode CW7 1SP

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Anthony Joseph Hagerty	Ordinary	£3.36	200	£672.00

Address
19 St Leonards Park
East Grinstead
West Sussex
UK postcode RH19 1EE

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Nigel Miles Halligan	Ordinary	£3.36	803	£2,698.08

Address
326 Booth Lane
Middlewich
Cheshire
UK postcode CW10 0HA

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Steven Richard Happe	Ordinary	£3.36	1,004	£3,373.44

Address
49 Leigh Road
Canvey Island
Essex
UK postcode SS8 0AW

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Lee Barry Harding	Ordinary	£3.36	301	£1,011.36

Address
26 Holly Place
Eastbourne
East Sussex
UK postcode BN22 0UT

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr George Frederick Hardy	Ordinary	£3.36	502	£1,686.72

Address
46 Ashgrove
Ripon
North Yorkshire
UK postcode HG4 2DJ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Shane Harris	Ordinary	£3.36	401	£1,347.36

Address
14 East Grove Road
Newport
Gwent
UK postcode NP19 9QG

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Edward Arnold Harrison	Ordinary	£3.36	200	£672.00

Address
3 King George Road
Ripon
North Yorkshire
UK postcode HG4 1RT

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Christopher Hart	Ordinary	£3.36	401	£1,347.36

Address
100 Longbrooke
Houghton Regis
Dunstable
UK postcode LU5 5QY

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Kevin Michael Hartshorne	Ordinary	£3.36	1,004	£3,373.44

Address
7 Welland Road
Quedgeley
Gloucester
UK postcode GL2 4SG

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Terence John Heal	Ordinary	£3.36	401	£1,347.36

Address
Red Lion House
Thorpe Road
Wardington
UK postcode OX17 1SR

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Alan James Healey	Ordinary	£3.36	301	£1,011.36

Address
1 Dixon Street
Hamilton
Strathclyde
UK postcode ML3 6PZ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Carl Adrian Heard	Ordinary	£3.36	1,004	£3,373.44

Address
21 Menai Walk
Chelmsley Wood
Birmingham
UK postcode B37 6QH

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Patricia Anne Hedley	Ordinary	£3.36	1,004	£3,373.44

Address
1 Rosemoor Close
Little Bowden
Market Harborough
UK postcode LE16 8BA

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr David Hellawell	Ordinary	£3.36	401	£1,347.36

Address
47 Bradshaw Road
Honley
Holmfirth
UK postcode HD9 6DX

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Simon Henson	Ordinary	£3.36	401	£1,347.36

Address
16 Bala Way
Lansdown
St Peters
UK postcode WR5 3UF

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Martin Henstock	Ordinary	£3.36	401	£1,347.36

Address
5 Princess Royal Road
Ripon
North Yorkshire
UK postcode HG4 1TQ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Michelle Edwina Henstock	Ordinary	£3.36	502	£1,686.72

Address
5 Princess Royal Road
Ripon
North Yorkshire
UK postcode HG4 1TQ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Paul Henstock	Ordinary	£3.36	602	£2,022.72

Address
38 Princess Royal Road
Ripon
North Yorkshire
UK postcode HG4 1TQ

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Neil Herron	Ordinary	£3.36	401	£1,347.36

Address
22 Aconbury Close
Worcester
Worcestershire
UK postcode WR5 1JD

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Fraser Hewitson	Ordinary	£3.36	401	£1,347.36

Address
21 Burgoyne Drive
Coylton
Strathclyde
UK postcode KA6 6PB

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Rosaleen Mary Hicks	Ordinary	£3.36	803	£2,698.08

Address
14 Holborn Drive
Mackworth
Derby
UK postcode DE22 4DW

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Colin Raymond Hills	Ordinary	£3.36	401	£1,347.36

Address
17 Wild Orchid Way
Southwater
Horsham
UK postcode RH13 7GA

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Mark Samuel Hodges	Ordinary	£3.36	1,004	£3,373.44

Address
12 Heather Gardens
Newbury
Berkshire
UK postcode RG14 7RG

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Allan John Hogg	Ordinary	£3.36	1,004	£3,373.44

Address
76 Stonyflatts Park
South Queens Ferry
Lothian
UK postcode EH30 9YL

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Paul Anthony Holleyhead	Ordinary	£3.36	401	£1,347.36

Address
124 White Lee Road
Batley
West Yorkshire
UK postcode WF17 8AH

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Paul Hollinshead	Ordinary	£3.36	200	£672.00

Address
135 Windemere Drive
Warndon
Worcestershire
UK postcode WR4 9JF

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr John Holloway	Ordinary	£3.36	200	£672.00

Address
312 Astwood Road
Worcester
Worcestershire
UK postcode WR3 8HD

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Adrian Paul Howard	Ordinary	£3.36	401	£1,347.36

Address
10 Noble Drive
Cawston Rugby
Warwickshire
UK postcode CV22 7FL

Name	Class of shares allotted	Option Price	Number allotted	Funds
Miss Lesley Anne Howe	Ordinary	£3.36	200	£672.00

Address
67 Rosedale Court
West Denton
Newcastle Upon Tyne
UK postcode NE5 2JH

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Derek Hufton	Ordinary	£3.36	1,004	£3,373.44

Address
Keepers Cottage
Myton On Swale
York
UK postcode YO61 2RD

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Paul William Hurlow	Ordinary	£3.36	200	£672.00

Address
486 Middle Road
Gendros
Swansea
UK postcode SA5 8EQ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Michael Hutchinson	Ordinary	£3.36	1,004	£3,373.44

Address
12 Smithfield Close
Ripon
North Yorkshire
UK postcode HG4 2PG

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Robin Ian Hutchinson	Ordinary	£3.36	1,004	£3,373.44

Address
29 Hillshaw Parkway
Ripon
North Yorkshire
UK postcode HG4 1JU

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Susan Hutchinson	Ordinary	£3.36	401	£1,347.36

Address
58 Rowditch Avenue
Derby
Derbyshire
UK postcode DE22 3LD

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Timothy Paul Hutchinson	Ordinary	£3.36	200	£672.00

Address
93 Chellaston Road
Allenton
Derby
UK postcode DE24 9AF

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Stephen James Hyde	Ordinary	£3.36	401	£1,347.36

Address
236 Moor End Road
Halifax
West Yorkshire
UK postcode HX2 0RU

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Carole Marina Ianson	Ordinary	£3.36	401	£1,347.36

Address
4 Bondgate Green Close
Ripon
North Yorkshire
UK postcode HG4 1QX

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Kevin John Ingall	Ordinary	£3.36	803	£2,698.08

Address
49 Ladygrove
Pixton Way
Croydon
UK postcode CR0 9LS

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Shaun Roger Irvine	Ordinary	£3.36	401	£1,347.36

Address
17 Falcon Way
Hailsham
East Sussex
UK postcode BN27 1HY

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Nicholas Peter Jackson	Ordinary	£3.36	401	£1,347.36

Address
10 Abbeyfields Road
Faversham
Kent
UK postcode ME13 8JD

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Nigel William Jackson	Ordinary	£3.36	200	£672.00

Address
16 Hayfield Avenue
Bredbury
Stockport
UK postcode SK6 1EG

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Alan John Jameson	Ordinary	£3.36	401	£1,347.36

Address
102 Spinney Crescent
Dunstable
Bedfordshire
UK postcode LU6 1AS

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Stephen Jarrett	Ordinary	£3.36	602	£2,022.72

Address
300 Coed-Y-Gores
Llanederyn
Cardiff
UK postcode CF3 7NP

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Robert Jeeves	Ordinary	£3.36	1,607	£5,399.52

Address
214 Long Road
Canvey Island
Essex
UK postcode SS8 0JR

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Garry Jeffries	Ordinary	£3.36	1,004	£3,373.44

Address
37 South Road
High Green
Sheffield
UK postcode S35 4JL

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Andrew Jelly	Ordinary	£3.36	602	£2,022.72

Address
467 Micklefield Road
High Wycombe
Buckinghamshire
UK postcode HP13 7HZ

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Keith Jenkinson	Ordinary	£3.36	401	£1,347.36

Address
17 Winward Close
Lower Darwen
Darwen
UK postcode BB3 OSE

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Alan Douglas Jennings	Ordinary	£3.36	200	£672.00

Address
72 Beechwood Road
Luton
Bedfordshire
UK postcode LU4 8RP

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Gary Derek Johnson	Ordinary	£3.36	200	£672.00

Address
33 Townsend Crescent
Morpeth
Northumberland
UK postcode NE61 2XT

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Jeffrey Johnson	Ordinary	£3.36	602	£2,022.72

Address
16 Forest View Close
Moordown
Bournemouth
UK postcode BH9 3BJ

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Kathleen M Johnson	Ordinary	£3.36	602	£2,022.72

Address
16 Murrey Close
Andover
Hampshire
UK postcode SP10 2HL

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Rosemary Johnson	Ordinary	£3.36	401	£1,347.36

Address
45 King Edward Road
Ripon
North Yorkshire
UK postcode HG4 1RR

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Wendy Elizabeth Johnson	Ordinary	£3.36	1,004	£3,373.44

Address
14 Llanedeyrn Close
Penylan
Cardiff
UK postcode CF23 9ED

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Alan Armstrong Jones	Ordinary	£3.36	1,004	£3,373.44

Address
62 Lower Meadow Court
Northampton
Northamptonshire
UK postcode NN3 8AX

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr David Anthony Jones	Ordinary	£3.36	502	£1,686.72

Address
1 Penygraig
Rhosllanerchrugog
Wrexham
UK postcode LL14 1LR

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr David Mark Jones	Ordinary	£3.36	200	£672.00

Address
6 West Wynd
Killingworth
Newcastle-Upon-Tyne
UK postcode NE12 6FX

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Gordon John Jones	Ordinary	£3.36	602	£2,022.72

Address
25 Newlands
St Marys Bay
New Romney
UK postcode TN29 0EY

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Paul Jones	Ordinary	£3.36	200	£672.00

Address
67 Grangehill
Bonney View
Blackwood
UK postcode NP12 3PF

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Stephen John Jones	Ordinary	£3.36	803	£2,698.08

Address
34 The Willows
Morton Road
Worcester
UK postcode WR3 7UB

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Michael David Jordan	Ordinary	£3.36	1,004	£3,373.44

Address
45 Pound Crescent
Fetcham
Surrey
UK postcode KT22 9JW

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Darayus Kaye	Ordinary	£3.36	502	£1,686.72

Address
28A Victoria Road
New Barnet
Hertfordshire
UK postcode EN4 9PF

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Brian Kelly	Ordinary	£3.36	602	£2,022.72

Address
14 Adam Street
Kidderminster
Worcestershire
UK postcode DY11 6PS

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Michael John Paul Kelly	Ordinary	£3.36	1,004	£3,373.44

Address
11 Elbury Park Road
Tolladine
Worcester
UK postcode WR4 9BG

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Ian Giles Kenward	Ordinary	£3.36	401	£1,347.36

Address
23 Foxden Drive
Downswood
Maidstone
UK postcode ME15 8TQ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Peter Raymond Kernot	Ordinary	£3.36	803	£2,698.08

Address
18 Maralyn Avenue
Waterlooville
Hampshire
UK postcode PO7 7LP

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Audrey Kimber	Ordinary	£3.36	1,004	£3,373.44

Address
4 Greenhow Grove
Seaton Carew
Hartlepool
UK postcode TS25 1EQ

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Malcolm Peter King	Ordinary	£3.36	401	£1,347.36

Address
73 Olivers Mount
Darnall
Sheffield
UK postcode S9 4PA

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Anthony Thomas Kirwin	Ordinary	£3.36	200	£672.00

Address
220 Stablegates
Barlows Lane
Liverpool
UK postcode L9 9JA

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Nicholas Alexander Kitchin	Ordinary	£3.36	803	£2,698.08

Address
4 Amundsen Close
Daventry
Nothamptonshire
UK postcode NN11 5TJ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Paul Francis Kitching	Ordinary	£3.36	401	£1,347.36

Address
59 Yarningale Road
Kings Heath
Birmingham
UK postcode B14 6LT

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Peter John Knight	Ordinary	£3.36	301	£1,011.36

Address
28 Cherryfields
Euxton
Chorley
UK postcode PR7 6JS

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Alick David Knott	Ordinary	£3.36	200	£672.00

Address
37 St Michaels Way
Partridge Green
Horsham
UK postcode RH13 8LA

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr John Graham Laird	Ordinary	£3.36	1,004	£3,373.44

Address
24 Hazel Grove
Falkirk
Stirlingshire
UK postcode FK2 9EB

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Ian Gordon Lamb	Ordinary	£3.36	401	£1,347.36

Address
Wellgarth House
Wellgarth Court
Masham
UK postcode HG4 4EN

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Susan Large	Ordinary	£3.36	803	£2,698.08

Address
2 Kilmarnock Road
Darlington
Durham
UK postcode DL1 3PN

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr John Larner	Ordinary	£3.36	1,004	£3,373.44

Address
11 Claughton Avenue
Breightmet
Bolton
UK postcode BL2 6US

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Alan Lathbury	Ordinary	£3.36	401	£1,347.36

Address
111 Green Lane
Shanklin
Isle Of Wight
UK postcode PO37 7EZ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Stuart John Lavelle	Ordinary	£3.36	301	£1,011.36

Address
54 Hambleton Square
Billingham
Stockton
UK postcode TS23 2RY

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Terence George Lawson	Ordinary	£3.36	502	£1,686.72

Address
Westmead
Coxham Lane
Steyning
UK postcode BN44 3LG

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Nigel Alan Frederick Leggett	Ordinary	£3.36	602	£2,022.72

Address
23 Sherbourne Drive
Barming
Maidstone
UK postcode ME16 8UG

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Irene Susan Lewis	Ordinary	£3.36	200	£672.00

Address
117 Larkswood Road
Corringham
Stanford Le Hope
UK postcode SS17 9DP

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr David Ronald Lloyd	Ordinary	£3.36	1,506	£5,060.16

Address
46 Old Mill Lane
Formby
Merseyside
UK postcode L37 3PF

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Robert Graham Lock	Ordinary	£3.36	803	£2,698.08

Address
20 Broadlands Court
St Mellons
Cardiff
UK postcode CF3 0BZ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Miss Sharon Ann Looney	Ordinary	£3.36	401	£1,347.36

Address
19 Station Drive
Ripon
North Yorkshire
UK postcode HG4 1JA

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Alexander Malcolm Low	Ordinary	£3.36	401	£1,347.36

Address
13 Rosset Close
St Mellons
Cardiff
UK postcode CF3 0AL

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr David Leslie Lown	Ordinary	£3.36	301	£1,011.36

Address
19 Longe Road
Old Catton
Norwich
UK postcode NR6 7JD

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Terence John Lucas	Ordinary	£3.36	401	£1,347.36

Address
21 The Wiend
Rock Ferry
Birkenhead
UK postcode CH42 6RY

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Richard Alan Ludkin	Ordinary	£3.36	602	£2,022.72

Address
21 The Causeway
Colchester
Essex
UK postcode CO4 4DJ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Roger Keith MacDonald	Ordinary	£3.36	401	£1,347.36

Address
2 Summer Street
Worcester
Worcestershire
UK postcode WR3 8BL

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Alan Christopher MacLean	Ordinary	£3.36	200	£672.00

Address
16 Swinton Close
Worcester
Worcestershire
UK postcode WR2 4HA

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Richard Sidney Mark	Ordinary	£3.36	803	£2,698.08

Address
6 Magna Court
Costons Lane
Greenford
UK postcode UB6 8SL

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Wendy Elizabeth Marks	Ordinary	£3.36	200	£672.00

Address
4 Park Square
Bondgate
Ripon
UK postcode HG4 1PN

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Robin John Marsden	Ordinary	£3.36	401	£1,347.36

Address
24 Knox Grove
Harrogate
North Yorkshire
UK postcode HG1 3JH

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr John Geoffrey Marshall	Ordinary	£3.36	602	£2,022.72

Address
159 Herman Melville Avenue
Newport News
Virginia 23606
UK postcode

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Leslie Stuart Matcham	Ordinary	£3.36	2,008	£6,746.88

Address
25 Maderia Drive
Hastings
East Sussex
UK postcode TN34 2NH

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Andrew Mather	Ordinary	£3.36	1,004	£3,373.44

Address
3 Steer Court
Billingham
Stockton On Tees
UK postcode TS23 3GJ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Robert William Mattin	Ordinary	£3.36	1,004	£3,373.44

Address
21 Church Lane
Carlton Colville
Lowestoft
UK postcode NR33 8AY

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Jacqueline P Mattingley	Ordinary	£3.36	301	£1,011.36

Address
100 Carverhill Rd
High Wycombe
Buckinghamshire
UK postcode HP11 2UD

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr John Alexander McBride	Ordinary	£3.36	401	£1,347.36

Address
4 Rockland Road
Downend
Bristol
UK postcode BS16 2SP

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Paul McDonald	Ordinary	£3.36	401	£1,347.36

Address
20 Great Mistley
Basildon
Essex
UK postcode SS16 4BE

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Anthony Roy McDowell	Ordinary	£3.36	502	£1,686.72

Address
56 Clarendon Way
Orpington
Kent
UK postcode BR5 2PF

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Janice McGrath	Ordinary	£3.36	301	£1,011.36

Address
26 Darrowby Close
Thirsk
North Yorkshire
UK postcode YO7 1FJ

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Stephen McLean	Ordinary	£3.36	200	£672.00

Address
10 Glebe Crescent
Ayr
Strathclyde
UK postcode KA8 8DN

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Eamonn Philip McManus	Ordinary	£3.36	502	£1,686.72

Address
54 Kings Avenue
Chadwell Heath
Romford
UK postcode RM6 6BB

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Peter Joseph McNulty	Ordinary	£3.36	2,008	£6,746.88

Address
1 Toleman Avenue
Bebbington
Wirral
UK postcode L63 7QA

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Kenneth Joseph McWalter	Ordinary	£3.36	1,004	£3,373.44

Address
22 Clevedon Avenue
Urmston
Manchester
UK postcode M41 9PR

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Gareth John Mileham	Ordinary	£3.36	401	£1,347.36

Address
14 Woodman Road
Brentwood
Essex
UK postcode CM14 5BE

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Andrew William Miles	Ordinary	£3.36	803	£2,698.08

Address
42 Clarkson Avenue
Milton
Weston-Super-Mare
UK postcode BS22 8EJ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Andrew Millgate	Ordinary	£3.36	723	£2,429.28

Address
389 Lunsford Lane
Larkfield
Aylesford
UK postcode ME20 6HZ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Adam Stewart Mitchell	Ordinary	£3.36	200	£672.00

Address
Flat 2 91 Embankment Road
Prince Rock
Plymouth
UK postcode PL4 9JB

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Richard Moncur	Ordinary	£3.36	401	£1,347.36

Address
11 St Ronans Way
Innerleithen
Peebleshire
UK postcode EH44 6RG

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Michael Arthur Moore	Ordinary	£3.36	200	£672.00

Address
23 Aubrey Road
Bedminster
Bristol
UK postcode BS3 3EY

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Alan Michael Moores	Ordinary	£3.36	401	£1,347.36

Address
1 Latham Avenue
Blackpool
Lancashire
UK postcode FY3 9PP

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Anthony Gywn Morgan	Ordinary	£3.36	200	£672.00

Address
17 Benomley Crescent
Almondbury
Huddersfield
UK postcode HD5 8LT

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Glenn Morgan	Ordinary	£3.36	602	£2,022.72

Address
56 Acacia Avenue
Hornchurch
Essex
UK postcode RM12 4EN

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Darren Morris	Ordinary	£3.36	602	£2,022.72

Address
1 Ledwych Close
Droitwich
Worcestershire
UK postcode WR9 9LJ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Alan Geoffrey Murray	Ordinary	£3.36	502	£1,686.72

Address
7 Oakleigh Road
Chawson Farm
Droitwich
UK postcode WR9 0RP

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Darren Michael Murray	Ordinary	£3.36	200	£672.00

Address
168 Hillcrest Road
Yeovil
Somerset
UK postcode BA21 4RF

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Valerie Ann Nanson	Ordinary	£3.36	1,004	£3,373.44

Address
43 Cleveland Way
Carlton Miniott
Thirsk
UK postcode YO7 4LN

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Paul Joseph Nardini	Ordinary	£3.36	301	£1,011.36

Address
Gilshochill
25 Easter Cornton Road
Causewayhead
UK postcode FK9 5ES

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Michael John Newey	Ordinary	£3.36	1,004	£3,373.44

Address
April Cottage
Park Farm Road
Ryarsh
UK postcode ME19 5JU

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Philip Newton	Ordinary	£3.36	200	£672.00

Address
11 Downside Gardens
Potton Sandy
Bedfordshire
UK postcode SG19 2RE

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Richard Malcolm Nicholls	Ordinary	£3.36	1,004	£3,373.44

Address
12 St Johns Grove
Bilton
Harrogate
UK postcode HG1 3AQ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Sandra Louise Nicholson	Ordinary	£3.36	301	£1,011.36

Address
7 Carr Close
Ripon
North Yorkshire
UK postcode HG4 2LU

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Paul Nicol	Ordinary	£3.36	200	£672.00

Address
65 Lenzie Way
Glasgow
Lanarkshire
UK postcode G21 3TB

Name	Class of shares allotted	Option Price	Number allotted	Funds
Miss Gillian Northey	Ordinary	£3.36	200	£672.00

Address
50 Wansbeck Gardens
Hartlepool
Cleveland
UK postcode TS26 9JQ

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Kevin Paul Oakley	Ordinary	£3.36	502	£1,686.72

Address
7 Kenwood Avenue
Worcester
Worcestershire
UK postcode WR4 9BD

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Paul Kevin Oakley	Ordinary	£3.36	502	£1,686.72

Address
7 Kenwood Avenue
Worcester
Worcestershire
UK postcode WR4 9BD

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr David Francis OConnell	Ordinary	£3.36	703	£2,362.08

Address
70 South Lonsdale Street
Stretford
Manchester
UK postcode M32 0JF

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Margaret Elizabeth OConnor	Ordinary	£3.36	401	£1,347.36

Address
13 Catherine Road
St Johns
Worcester
UK postcode WR2 4JL

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Richard Page	Ordinary	£3.36	401	£1,347.36

Address
19 Golf Links Road
Cottingham
Hull
UK postcode HU6 8RE

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Colin Walter Parke	Ordinary	£3.36	401	£1,347.36

Address
9 Blackthorn Drive
Hayling Island
Hampshire
UK postcode PO11 9PA

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Yvonne Parker	Ordinary	£3.36	200	£672.00

Address
6 Meadow Court
South Elmsall
Pontefract
UK postcode WF9 2SP

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr George Robert Parkes	Ordinary	£3.36	602	£2,022.72

Address
13 St Agnes Road
Belle Vue
Doncaster
UK postcode DN4 5EF

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Vishal Patel	Ordinary	£3.36	1,607	£5,399.52

Address
2 Beeches Avenue
Carshalton
Surrey
UK postcode SM5 3LF

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Richard Patterson	Ordinary	£3.36	2,008	£6,746.88

Address
1 Ardmore Park
Holywood
Co Down
UK postcode BT18 9BQ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Roderick Pender	Ordinary	£3.36	1,004	£3,373.44

Address
18 Kirkham Close
Newton Aycliffe
County Durham
UK postcode DL5 4RS

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Margaret Phillips	Ordinary	£3.36	401	£1,347.36

Address
74 Hudds Vale Road
St George
Bristol
UK postcode BS5 7HN

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Ross Eric Phillips	Ordinary	£3.36	602	£2,022.72

Address
33 Damaskfield
Lyppard Kettleby
Worcester
UK postcode WR4 0HY

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Martin Lawrence Piercy	Ordinary	£3.36	1,004	£3,373.44

Address
12a Hartington Crescent
Earlsdon
Coventry
UK postcode CV5 6FT

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Wendy Pilmoor	Ordinary	£3.36	401	£1,347.36

Address
28 Moorside Dale
Ripon
North Yorkshire
UK postcode HG4 2RZ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr David Hugh Pitts	Ordinary	£3.36	2,008	£6,746.88

Address
10 Rivers Road
Teynham
Kent
UK postcode ME9 9TD

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Timothy Richard Pollard	Ordinary	£3.36	602	£2,022.72

Address
18 Costard Avenue
Heathcote
Warwick
UK postcode CV34 6BP

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Enid Porthouse	Ordinary	£3.36	200	£672.00

Address
10 Pattinson Gardens
Nest House Estate
Felling
UK postcode NE10 0AL

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Gary Potts	Ordinary	£3.36	2,008	£6,746.88

Address
10 Bargeny
Kilwinning
Ayrshire
UK postcode KA13 6LS

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Josephine Pountney	Ordinary	£3.36	1,004	£3,373.44

Address
77 Marlene Croft
Chelmsley Wood
Birmingham
UK postcode B37 7JL

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Andrew John Pratley	Ordinary	£3.36	1,004	£3,373.44

Address
15 Lambert Road
St Johns
Worcester
UK postcode WR2 5DD

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Eric Prince	Ordinary	£3.36	803	£2,698.08

Address
19 Whitcliffe Lane
Ripon
North Yorkshire
UK postcode HG4 2JL

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Paul Stephen Proud	Ordinary	£3.36	1,004	£3,373.44

Address
25 Gallys Road
Windsor
Berkshire
UK postcode SL4 5QU

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Kenneth James Rae	Ordinary	£3.36	3,013	£10,123.68

Address
29 Southwick Road
Dalbeattie
Kirkcudbrightshire
UK postcode DG5 4EW

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Matthew Tobias Rawlings	Ordinary	£3.36	200	£672.00

Address
Penpoll
Pengover Road
Liskeard
UK postcode PL14 3EP

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Michael Coath Rawlings	Ordinary	£3.36	602	£2,022.72

Address
The Laurels
Church Park
St Mellion
UK postcode PL12 6RG

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Brian Reeder	Ordinary	£3.36	502	£1,686.72

Address
20 Bernard Crescent
Ipswich
Suffolk
UK postcode IP3 9LJ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Yvonne Renton	Ordinary	£3.36	200	£672.00

Address
3 St Andrews Gate
Kirby Malzeard
Ripon
UK postcode HG4 3SP

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Christopher Ridley	Ordinary	£3.36	200	£672.00

Address
2 Cliffe House Road
Sheffield
South Yorkshire
UK postcode S5 7TD

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Paul James Ridley	Ordinary	£3.36	2,008	£6,746.88

Address
217 Willingham Street
Grimsby
Lincolnshire
UK postcode DN32 9PX

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Anthony John Roberts	Ordinary	£3.36	1,004	£3,373.44

Address
2 Highfields Drive
Wombourne
Wolverhampton
UK postcode WV5 OHT

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Simon John Roberts	Ordinary	£3.36	1,004	£3,373.44

Address
65 Penhill Crescent
St Johns
Worcester
UK postcode WR2 5PU

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Andrew George Robinson	Ordinary	£3.36	401	£1,347.36

Address
18 Haycock Close
Fleckney
Leicester
UK postcode LE8 8UH

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr David Robinson	Ordinary	£3.36	401	£1,347.36

Address
6 Windmill Road
Sale
Cheshire
UK postcode M33 2LE

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Michael Ivan Robinson	Ordinary	£3.36	401	£1,347.36

Address
15 Beech Close
Baldersby
North Yorkshire
UK postcode YO7 4QB

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Ian John Rose	Ordinary	£3.36	401	£1,347.36

Address
24 Duncombe Street
Kempston
Bedfordshire
UK postcode MK42 8ED

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Anthony John Rowe	Ordinary	£3.36	401	£1,347.36

Address
9 Kipling Close
Beechwood Park
Worcester
UK postcode WR3 8DR

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Douglas Alan Russell	Ordinary	£3.36	602	£2,022.72

Address
26 Farleigh Crescent
Lawn
Swindon
UK postcode SN3 1JY

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Mark Russell	Ordinary	£3.36	200	£672.00

Address
5 Quarry Spring
Harlow
Essex
UK postcode CM20 3HP

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Darren Jeffrey Salter	Ordinary	£3.36	401	£1,347.36

Address
9 Wyngarth
Winch Wen
Swansea
UK postcode SA1 7EF

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Andrew David Sawers	Ordinary	£3.36	1,004	£3,373.44

Address
73 Wordsworth Avenue
Plot 57
Stratford Upon Avon
UK postcode CV37 7JB

Name	Class of shares allotted	Option Price	Number allotted	Funds
Miss Carol Scaife	Ordinary	£3.36	1,004	£3,373.44

Address
6 Church Wynd
Burneston
Bedale
UK postcode DL8 2JB

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr David John Seldon	Ordinary	£3.36	502	£1,686.72

Address
2 Tamworth Avenue
The Berkleys
Worcester
UK postcode WR4 0PY

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr David John Shaw	Ordinary	£3.36	803	£2,698.08

Address
68 Browning Road
Enfield
Middlesex
UK postcode EN2 0EW

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Howard Winston Shaw	Ordinary	£3.36	502	£1,686.72

Address
16 The Old Orchard
Antrobus
Northwich
UK postcode CW9 6LH

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Stephen John Shaw	Ordinary	£3.36	401	£1,347.36

Address
36 Farcroft Pond Lane
Lepton
Huddersfield
UK postcode HD8 0LS

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Mark Paul Sheard	Ordinary	£3.36	401	£1,347.36

Address
29 The Croft
West Ardsley
Wakefield
UK postcode WF3 1DX

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Charles Ernest Sheen	Ordinary	£3.36	401	£1,347.36

Address
20 Russet Gardens
Emsworth
Hampshire
UK postcode PO10 8AW

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Amanda Sheppard	Ordinary	£3.36	200	£672.00

Address
6 Elm Tree Close
Blackthorn
Bicester
UK postcode OX25 1TS

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Peter Wickham Sheppard	Ordinary	£3.36	1,004	£3,373.44

Address
6 Elm Tree Close
Blackthorn
Bicester
UK postcode OX25 1TS

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Kevin Philip Sherwood	Ordinary	£3.36	301	£1,011.36

Address
25 Wharfdale
Carlton Colville
Lowestoft
UK postcode NR33 8TA

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Jamie Paul Shewbrook	Ordinary	£3.36	602	£2,022.72

Address
33 Burleigh Park Road
Peverell
Plymouth
UK postcode PL3 4QQ

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Paul George Shewbrook	Ordinary	£3.36	1,004	£3,373.44

Address
22 Hill Lane
Hartley
Plymouth
UK postcode PL3 5QX

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Michael Simons	Ordinary	£3.36	401	£1,347.36

Address
56 Priory Road
Hethersett
Norwich
UK postcode NR9 3EY

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Martyn John Simpson	Ordinary	£3.36	502	£1,686.72

Address
11 Birtstall Drive
Strawberry Fields
Rugby
UK postcode CV21 1RR

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Darren Phillip Smale	Ordinary	£3.36	401	£1,347.36

Address
56 Four Oaks Road
Tedburn St Mary
Exeter
UK postcode EX6 6AR

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Mark James Smale	Ordinary	£3.36	200	£672.00

Address
23 Priory Mill
Plympton
Plymouth
UK postcode PL7 1WR

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Chris J Smith	Ordinary	£3.36	401	£1,347.36

Address
12 Gainsborough Avenue
Barton Seagrave
Kettering
UK postcode NN15 5UD

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Jason Smith	Ordinary	£3.36	1,004	£3,373.44

Address
33 Barnes Avenue
Fearnhead
Warrington
UK postcode WA2 0BL

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Peter Smith	Ordinary	£3.36	301	£1,011.36

Address
25 Thornwood Close
Thurnscoe
Rotherham
UK postcode S63 0LJ

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Philip Nathan Smith	Ordinary	£3.36	401	£1,347.36

Address
20 The Meadows
Holburn Dene
Ryton
UK postcode NE40 3SB

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Terrence Francis Smith	Ordinary	£3.36	200	£672.00

Address
28 Princess Road
Ripon
North Yorkshire
UK postcode HG4 1HS

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Julie Smyth	Ordinary	£3.36	602	£2,022.72

Address
35 Lord Wardens Crescent
Bangor
Co Down
UK postcode BT19 1YJ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Betty Patricia Snowden	Ordinary	£3.36	1,004	£3,373.44

Address
9 Thorpe Chase
Littlethorpe Road
Ripon
UK postcode HG4 1UA

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Stuart Brian Sorenson	Ordinary	£3.36	1,004	£3,373.44

Address
12 Manning Road
Droitwich
Worcestershire
UK postcode WR9 8HN

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Barrie Thomas Spalding	Ordinary	£3.36	200	£672.00

Address
13 Letchworth Road
Baldock
Hertfordshire
UK postcode SG7 6AA

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Michael William Speed	Ordinary	£3.36	602	£2,022.72

Address
18 Tennyson Drive
St James Park
Malvern
UK postcode WR14 2TQ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Anthony Spence	Ordinary	£3.36	602	£2,022.72

Address
58 The Wheate Close
The Hollies
Rhoose
UK postcode CF62 3HH

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Martin Paul Spicer	Ordinary	£3.36	401	£1,347.36

Address
21 Winston Road
Moordown
Bournemouth
UK postcode BH9 3EG

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Nicholas Peter Squire	Ordinary	£3.36	602	£2,022.72

Address
Tryphena
Shorts Hill
Treslothan
Camborne
UK postcode TR14 9LW

Name	Class of shares allotted	Option Price	Number allotted	Funds
Miss Debra Catherine Stables	Ordinary	£3.36	602	£2,022.72

Address
8 Lincoln Street
Barrow In Furness
Cumbria
UK postcode LA14 5HS

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Nigel Stannard	Ordinary	£3.36	502	£1,686.72

Address
6 Surbiton Square
Cinderhil
Nottingham
Nottinghamshire
UK postcode NG8 6EG

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Philip Duncan Stead	Ordinary	£3.36	401	£1,347.36

Address
10 Aspin Way
Knaresborough
North Yorkshire
UK postcode HG5 8HL

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Chloe Jane Stelling	Ordinary	£3.36	301	£1,011.36

Address
8 Newlands Drive
Ripon
North Yorkshire
UK postcode HG4 2JY

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Rodney James Gregg Stewart	Ordinary	£3.36	502	£1,686.72

Address
59 Edgewood Drive
Stopsley
Luton
UK postcode LU2 8ER

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Paul Stiff	Ordinary	£3.36	200	£672.00

Address
65 Mendip Avenue
Scartho
Grimsby
UK postcode DN33 3AE

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr John Andrew Stirk	Ordinary	£3.36	401	£1,347.36

Address
109 Cloverdale
Stoke Prior
Bromsgrove
UK postcode B60 4NH

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Kevin John Stonebanks	Ordinary	£3.36	602	£2,022.72

Address
64 Grimbald Road
Knaresborough
North Yorkshire
UK postcode HG5 8HD

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Colin Streeter	Ordinary	£3.36	2,008	£6,746.88

Address
7 Brockwell Close
Orpington
Kent
UK postcode BR5 1RJ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr David Stubbs	Ordinary	£3.36	1,004	£3,373.44

Address
35 Soureby Cross Way
East Bierley
Bradford
UK postcode BD4 6PZ

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Graham Richard Taylor	Ordinary	£3.36	1,004	£3,373.44

Address
12 Calder Close
Greenmeadow
Swindon
UK postcode SN2 3QF

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Ian Taylor	Ordinary	£3.36	401	£1,347.36

Address
1 Lime Avenue
Eydon
Daventry
UK postcode NN11 3PG

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Mark Alan Charles Taylor	Ordinary	£3.36	401	£1,347.36

Address
21 Vale Court
The Vale
London
UK postcode W3 7SA

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Wendy Lee Taylor	Ordinary	£3.36	401	£1,347.36

Address
Orchard House
1 Lime Avenue
Eydon
UK postcode NN11 3PG

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Paul Simon Tempest	Ordinary	£3.36	1,607	£5,399.52

Address
54a Clotherholme Road
Ripon
North Yorkshire
UK postcode HG4 2DL

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Paul James Templeman	Ordinary	£3.36	200	£672.00

Address
9 Romer Street
Tonge Fold
Bolton
UK postcode BL2 6BG

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Carolyne Patricia Thirkell	Ordinary	£3.36	200	£672.00

Address
2 Carr Close
Rainton
Thirsk
UK postcode YO3 3PS

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Colin Bryan Thompson	Ordinary	£3.36	602	£2,022.72

Address
30 Cranham Drive
Warndon
Worcester
UK postcode WR4 9PA

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Ian Tillotson	Ordinary	£3.36	1,004	£3,373.44

Address
The Ashes
16 Hughes Hill
Shrewley
UK postcode CV35 7AS

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Nigel Francis Timms	Ordinary	£3.36	401	£1,347.36

Address
The Old Post Office
7 Long Street
Loughborough
UK postcode LE12 9TP

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Lee Gary Tomkinson	Ordinary	£3.36	1,004	£3,373.44

Address
21 Salcote Road
Gravesend
Kent
UK postcode DA12 4RB

Name	Class of shares allotted	Option Price	Number allotted	Funds
Miss Sally Anne Trower	Ordinary	£3.36	200	£672.00

Address
50 Springvale
Iwade
Sittingbourne
UK postcode ME9 8RX

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Jonathan Edward Turner	Ordinary	£3.36	401	£1,347.36

Address
9 Windsor Drive
Castle Park
Penrith
UK postcode CA11 9BS

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Eric Thomas Twitchen	Ordinary	£3.36	1,004	£3,373.44

Address
62 Lowbrook Drive
Littlewick Green
Berkshire
UK postcode SL6 3XR

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Christine Urwin	Ordinary	£3.36	401	£1,347.36

Address
79 Abbots Way
Preston Farm
North Shields
UK postcode NE29 8LU

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr David John Valentine	Ordinary	£3.36	803	£2,698.08

Address
32 Masefield Avenue
Eaton Ford
St Neots
UK postcode PE19 7LS

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Craig William Veart	Ordinary	£3.36	602	£2,022.72

Address
15 Danby Grove
Seaton Carew
Hartlepool
UK postcode TS25 1EL

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Mark Vials	Ordinary	£3.36	803	£2,698.08

Address
10 Sandersfield
Plymtree
Cullompton
UK postcode EX15 2JZ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr David Peter Virr	Ordinary	£3.36	1,004	£3,373.44

Address
6 West Grove
Bishop Thornton
Harrogate
UK postcode HG3 3JU

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Maureen Elizabeth Virr	Ordinary	£3.36	1,004	£3,373.44

Address
Melville House
22F Southam Road
Leamington Spa
UK postcode CV31 1TA

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Richard Virr	Ordinary	£3.36	1,004	£3,373.44

Address
Melville House
22F Southam Road
Leamington Spa
UK postcode CV31 1TA

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Keith Derek Voller	Ordinary	£3.36	200	£672.00

Address
2 Preston Grove
Faversham
Kent
UK postcode ME13 8JY

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Gillian Mary Waddington	Ordinary	£3.36	1,004	£3,373.44

Address
5 Kings Mead
Ripon
North Yorkshire
UK postcode HG4 1EJ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Colin Trevor Wagstaff	Ordinary	£3.36	602	£2,022.72

Address
5 Hawthorn Road
Park Farm
Ashford
UK postcode TN23 3LT

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Thomas Walker	Ordinary	£3.36	602	£2,022.72

Address
6 Muirhouse Avenue
Edinburgh
Midlothian
UK postcode EH4 4PR

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Colin Wall	Ordinary	£3.36	502	£1,686.72

Address
21 Melfort Gardens
Newport
Gwent
UK postcode NP9 3ET

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Mark Anthony Walters	Ordinary	£3.36	2,008	£6,746.88

Address
43 Sutton Lane
Slough
Berkshire
UK postcode SL3 8BW

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Frank William Ward	Ordinary	£3.36	301	£1,011.36

Address
16 Tyn Pwll Road
Holyhead
Anglesey
UK postcode LL65 2TL

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Michael David Ward	Ordinary	£3.36	401	£1,347.36

Address
63 Speak Close
Pinders Heath
Wakefield
UK postcode WF1 4TG

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Christopher Paul Wardell	Ordinary	£3.36	200	£672.00

Address
Flat 4
28/29 Market Place West
Ripon
UK postcode HG4 1BN

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Paul Wardell	Ordinary	£3.36	1,004	£3,373.44

Address
69 Hillshaw Park Way
Ripon
North Yorkshire
UK postcode HG4 1JU

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Philip Stephen Wardell	Ordinary	£3.36	401	£1,347.36

Address
37 Daniell Road
Wellesbourne
Warwickshire
UK postcode CV35 9UD

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Glenn Waring	Ordinary	£3.36	602	£2,022.72

Address
5 Richmond Crescent
Lisburn
Co Antrim
UK postcode BT28 2BE

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Keith John Watkin	Ordinary	£3.36	803	£2,698.08

Address
114 Westbrooke Avenue
Hartlepool
Cleveland
UK postcode TS25 5HY

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Richard Watson	Ordinary	£3.36	1,004	£3,373.44

Address
The Evergreens
4 Lark Rise
Shanklin
UK postcode PO37 7HB

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr John David Watton	Ordinary	£3.36	803	£2,698.08

Address
95 Bishops Avenue
Merrimans Hill
Worcester
UK postcode NR3 8XG

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Andrew David Watts	Ordinary	£3.36	602	£2,022.72

Address
2 Ormond Drive
Balloch
Inverness
UK postcode IV2 7HR

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr James Anthony Weed	Ordinary	£3.36	803	£2,698.08

Address
2 Elmwood Avenue
Coundon
Coventry
UK postcode CV6 1ES

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Christopher Anthony Weldon	Ordinary	£3.36	602	£2,022.72

Address
5 The Ridgeways
Lowestoft
Suffolk
UK postcode NR33 9NN

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Colin Ian Weston	Ordinary	£3.36	1,004	£3,373.44

Address
2 Oxford Road
Woodford Green
Essex
UK postcode IG8 7NN

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Katharine Denise Wheeler	Ordinary	£3.36	1,004	£3,373.44

Address
18 Keats Close
Wootton Bassett
Wiltshire
UK postcode SN4 8HH

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Keith Anthony While	Ordinary	£3.36	200	£672.00

Address
28 Lugtrout Lane
Solihull
West Midlands
UK postcode B91 2SB

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Barbara Elizabeth Whitaker	Ordinary	£3.36	200	£672.00

Address
15 Ling Park Approach
Wilsden
Bradford
UK postcode BD15 0NF

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Alan Bernard White	Ordinary	£3.36	200	£672.00

Address
49 Trecarrell
Launceston
Cornwall
UK postcode PL15 9DE

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Christopher Anthony Wickens	Ordinary	£3.36	803	£2,698.08

Address
20 Cranston Avenue
Bexhill On Sea
East Sussex
UK postcode TN39 3QD

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Peter Leslie Wilkes	Ordinary	£3.36	602	£2,022.72

Address
25 Chestnut Close
Drakes Broughton
Pershore
UK postcode WR10 2BP

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Amanda Jane Williams	Ordinary	£3.36	1,004	£3,373.44

Address
42 Shaftesbury Road
Weston Super Mare
Avon
UK postcode BS23 2YA

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Barry John Williams	Ordinary	£3.36	200	£672.00

Address
28 Kensington Aveneu
Old Colwyn
Colwyn Bay
UK postcode LL29 9ST

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Gibbon Vaughan Williams	Ordinary	£3.36	301	£1,011.36

Address
43 Trehwfa Road
Holyhead
Gwynedd
UK postcode LL65 1LE

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Michael Williams	Ordinary	£3.36	301	£1,011.36

Address
6 Cannon Street
Redhill
Worcester
UK postcode WR5 2ER

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Simon Williams	Ordinary	£3.36	401	£1,347.36

Address
6 Brynelli Dafen
Llanelli
Dyfed
UK postcode SA14 8PW

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Andrew Graham Wilson	Ordinary	£3.36	401	£1,347.36

Address
2 Darliston Avenue
Larcyfield
Dumfries
UK postcode

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Andrew Keith Wilson	Ordinary	£3.36	301	£1,011.36

Address
45 Bondgate
Ripon
North Yorkshire
UK postcode HG4 1QE

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Grant Morris Gordon Winston	Ordinary	£3.36	200	£672.00

Address
4A Chapel Lane
Flore
Northamptonshire
UK postcode NN7 4LF

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Leslie Douglas Wix	Ordinary	£3.36	502	£1,686.72

Address
6 Mallard Walk
Boroughbridge
North Yorkshire
UK postcode YO5 9LQ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Suzanne Elizabeth Wix	Ordinary	£3.36	401	£1,347.36

Address
6 Mallard Walk
Boroughbridge
North Yorkshire
UK postcode YO5 9LQ

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr David George Wood	Ordinary	£3.36	1,004	£3,373.44

Address
8 Church Row
Copt Hewick
Ripon
UK postcode HG4 5DA

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Pamela Wood	Ordinary	£3.36	1,004	£3,373.44

Address
8 Church Row
Copt Hewick
Ripon
UK postcode HG4 5DA

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Graham Woodfield	Ordinary	£3.36	401	£1,347.36

Address
88 Ashdene Close
Gorton Road
Willerby
UK postcode HU10 6LF

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Thomas David Woodward	Ordinary	£3.36	803	£2,698.08

Address
32 Hillcrest Road
Langho
Blackburn
UK postcode BB6 8EP

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Terence Woodworth	Ordinary	£3.36	1,004	£3,373.44

Address
34 Catherine Road
Swinton
Manchester
UK postcode M27 0FX

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Keith Wright	Ordinary	£3.36	502	£1,686.72

Address
16 Warren End
Mawsley Village
Kettering
UK postcode NN14 1GG

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr David Arthur Wynne	Ordinary	£3.36	200	£672.00

Address
45 Ironside Street
Houghton- Le-Spring
Sunderland
UK postcode DH5 8AY

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Colin Young	Ordinary	£3.36	401	£1,347.36

Address
5 Hopkins Way
Wellesbourne
Warwick
UK postcode CV35 9UE

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Stephen Young	Ordinary	£3.36	1,004	£3,373.44

Address
9 Orchard End
Cleobury Mortimer
Kidderminster
UK postcode DY14 8BA

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Theresa Kerry Young	Ordinary	£3.36	401	£1,347.36

Address
5 Hopkins Way
Wellesbourne
Warwick
UK postcode CV35 9UE

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Mark Yule	Ordinary	£3.36	401	£1,347.36

Address
1 Balquharn Cottage
Tullynessle
Alford
UK postcode AB33 8QQ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Robert Yule	Ordinary	£3.36	401	£1,347.36

Address
6 Mallard Way
Great Cornard
Suffolk
UK postcode CO10 0YG

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mrs Sara Harper	Ordinary	£3.75	2,450	£9,187.50

Address
Ash View 15b Rugby Road
Barby
Rugby
Warwickshire
UK postcode CV23 8UA

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Barry John Parsons	Ordinary	£3.75	490	£1,837.50

Address
Waterstraat
36A
7411 KW Deventer
Netherlands
UK postcode

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Simon Whale	Ordinary	£3.75	490	£1,837.50

Address
139A Pear Tree Road
Herne Bay
Kent
UK postcode CT6 7EQ

Name	Class of shares allotted	Option Price	Number allotted	Funds
Mr Robert Stanley Wyeth	Ordinary	£3.75	392	£1,470.00

Address
12 Glebe Avenue
Broughton
Kettering
Northamptonshire
UK postcode NN14 1NE

8
Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 08.05.06
M J White
A secretary

Please give the name, address, telephone number	M J White, Wolseley plc, Parkview 1220,
and, if available, a DX number and Exchange of	Arlington Business Park, Theale, Reading
the person Companies House should contact if	RG7 4GA	Tel
there is any query.	DX number	DX exchange